

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2022

Henry R. Hague, III
Chief Financial Officer
Clever Leaves Holdings Inc.
6501 Congress Avenue, Suite 240
Boca Raton, FL 33487

> **Re: Clever Leaves Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 24, 2022**
> **File No. 001-39820**

Dear Mr. Hague:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences